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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13E-4

                               (Final Amendment)

                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                              ____________________
                         Transnational Industries, Inc.
                                (Name of Issuer)

                         Transnational Industries, Inc.
                       (Name of Person Filing Statement)

                Series B Cumulative Convertible Preferred Stock,
                           $0.01 par value per share
                         (Title of Class of Securities)
                   (Cusip Number of Class of Securities:N/A)
                              ___________________

                               Mr. Paul L. Dailey
                Secretary, Treasurer and Chief Financial Officer
                         Transnational Industries, Inc.
                              Post Office Box 198
                                  U.S. Route 1
                           Chadds Ford, Pennsylvania
                                (610) 459 - 5200
      (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)
                              ____________________
                                   Copies to:

                              David I. Albin, Esq.
                            Finn Dixon & Herling LLP
                              One Landmark Square
                          Stamford, Connecticut  06901
                                (203) 325 - 5000
                              ____________________
                               September 26, 1997
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

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                                EXPLANATORY NOTE

     This Final Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4, dated as of September 26, 1997 (the "Statement"), relating to the offer (the "Exchange Offer") by Transnational Industries, Inc., a Delaware corporation (the "Company"), to the holders of the Company's Series B Cumulative Convertible Preferred Stock, $0.01 par value per share (the "Preferred Stock") to exchange each share of Preferred Stock for 125 shares of the Company's Common Stock, $0.20 par value per share (the "Common Stock"), upon the terms and subject to the conditions set forth in the Exchange Offer and related Letter of Transmittal. Copies of the Exchange Offer and the Letter of Transmittal, among other documents, have been filed by the Company as Exhibits to this Statement. The Statement is hereby amended to incorporate the information included in the item referred to below.


ITEM 1.  SECURITY AND ISSUER.

          The Exchange Offer expired at 5:00 p.m. Eastern Daylight Saving Time, on Friday, November 28, 1997. Holders of 1,414 shares of the Preferred Stock
have accepted the Exchange Offer.   Accordingly, the Company will be issuing
176,750 shares of its authorized Common Stock in exchange for the 1,414 shares of Preferred Stock which will be retired.


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                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                 TRANSNATIONAL INDUSTRIES, INC.



                                 By:/s/ Paul Dailey
                                    ---------------------------
                                 Name:  Paul Dailey
                                 Title: Chief Financial Officer



Dated:  December 12, 1997


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